HEI Exhibit 11

Hawaiian Electric Industries, Inc.

COMPUTATION OF EARNINGS PER SHARE

OF COMMON STOCK

Years ended December 31, 2012, 2011, 2010, 2009 and 2008

(in thousands, except per share amounts)	2012	2011	2010	2009	2008

Net income for common stock	$138,658	$138,230	$113,535	$83,011	$90,278

Weighted-average number of common shares outstanding	96,908	95,510	93,421	91,396	84,631

Adjusted weighted-average number of common shares outstanding	97,338	95,820	93,693	91,516	84,720

Basic earnings per common share	$1.43	$1.45	$1.22	$0.91	$1.07

Diluted earnings per common share	$1.42	$1.44	$1.21	$0.91	$1.07